UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Jeffrey Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G102	Page 2 of 8 Pages

SCHEDULE 13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.66% (2)
14		TYPE OF REPORTING PERSON OO
(1)  Represents 7,936,508 shares of Common Stock (as defined below) issuable upon conversion of the Series B Convertible Preferred Stock (as defined below) held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of the Warrants (as defined below) held by L-5 Healthcare Partners, LLC, in each case, following the Stockholder Approval (as defined below).
(2)  Calculation is based upon (i) 25,471,200 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on March 9, 2018, plus (ii) 4,675,209 shares of Common Stock issued in connection with that certain merger transaction as reported on the Issuer’s Form 8-K filed on March 12, 2018, plus (iii) the shares of Common Stock referenced in footnote 1 above, plus (iv) 4,681,349 shares of Common Stock issuable upon the automatic conversion of the Series B Preferred Stock not held by L-5 Healthcare Partners, LLC following the Stockholder Approval.

CUSIP No. 02081G102	Page 3 of 8 Pages

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.66% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Represents 7,936,508 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of the Warrants held by L-5 Healthcare Partners, LLC, in each case, following the Stockholder Approval.
(2)  Calculation is based upon (i) 25,471,200 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on March 9, 2018, plus (ii) 4,675,209 shares of Common Stock issued in connection with that certain merger transaction as reported on the Issuer’s Form 8-K filed on March 12, 2018, plus (iii) the shares of Common Stock referenced in footnote 1 above, plus (iv) 4,681,349 shares of Common Stock issuable upon the automatic conversion of the Series B Preferred Stock not held by L-5 Healthcare Partners, LLC following the Stockholder Approval.

CUSIP No. 02081G102	Page 4 of 8 Pages

Item 1.   Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5818 El Camino Real, Carlsbad, California 92008.
Item 2.   Identity and Background.
This Schedule 13D is filed jointly by: (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”); and (ii) Paul Segal, an individual with United States citizenship. L-5 and Mr. Segal are referred to herein collectively as the “Reporting Persons.” The principal address of each of L-5 and Mr. Segal is c/o LS Power Development, LLC, 1700 Broadway, 35th Floor, New York, New York 10019.  The business of L-5 is to engage in the business of investing in securities and other investment opportunities. Mr. Segal’s current principal occupation is Chief Executive Officer of LS Power Development, LLC, a Delaware limited liability company.
Paul Segal (through his position as manager of L-5) may be deemed to control L-5 and to have shared voting and investment power with respect to the shares beneficially owned by L-5. As such, Mr. Segal may be deemed to have shared beneficial ownership of the shares beneficially owned by L-5. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein.
During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source or Amount of Funds or Other Consideration.
On March 8, 2018, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which, among other things, the Issuer sold in a private placement an aggregate of 39,746 shares of newly designated Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”), at a purchase price of $1,000 per share, and warrants to purchase up to 10,725,179 shares of Common Stock (the “Warrants”), at an exercise price of $3.50 per share.  In such private placement, the Issuer sold 25,000 shares of Series B Convertible Preferred Stock and Warrants to purchase up to 6,746,032 shares of Common Stock directly to L-5.
The Series B Convertible Preferred Stock purchased by L-5 will be automatically converted into approximately 7,936,508 shares of Common Stock upon approval by the Issuer’s stockholders (the “Stockholder Approval”) as required in accordance with the NASDAQ Global Select Market Rules.  The Warrants purchased by L-5 will become exercisable following the Stockholder Approval and expire five years after the date of the Stockholder Approval.  Until the date that the Stockholder Approval is obtained, L-5 will be unable to convert its Series B Convertible Preferred Stock or exercise its Warrants, in each case, in accordance with the NASDAQ Global Select Market rules and regulations.
In connection with the transactions contemplated by the Purchase Agreement, certain stockholders of the Issuer then comprising a majority of the outstanding shares of Common Stock entered into support agreements (the “Support Agreements”), pursuant to which such stockholders agreed to vote all shares of Common Stock owned by them in favor of, among other things, the transactions contemplated by the Purchase Agreement (including, without limitation, the issuance of Common Stock upon conversion of the

CUSIP No. 02081G102	Page 5 of 8 Pages

Series B Convertible Preferred Stock and exercise of the Warrants).  As set forth in the Support Agreements, each applicable stockholder irrevocably granted to, and appointed, the Issuer and any individual designated in writing by the Issuer as such stockholder’s proxy and attorney-in-fact, for and in the name, place and stead of such stockholder, to vote the outstanding shares of Common Stock owned by such stockholder in favor of, among other things, the transactions contemplated by the Purchase Agreement.  L-5, among others, is a third party beneficiary of the Support Agreements.
Except as otherwise required by law, the holders of Series B Convertible Preferred Stock have no right to vote on matters submitted to a vote of the Issuer’s stockholders. Without the prior written consent of 75% of the outstanding shares of Series B Convertible Preferred Stock, however, the Issuer may not: (i) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock or alter or amend the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Issuer (the “Certificate of Designation”); (ii) amend the Issuer’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Convertible Preferred Stock; (iii) increase the number of authorized shares of Series B Convertible Preferred Stock; or (iv) enter into any agreement with respect to any of the foregoing.
L-5 acquired its Series B Convertible Preferred Stock and its Warrants with general working capital of L-5.
The description of the Purchase Agreement, Certificate of Designation, Warrants and Support Agreements in this Schedule 13D are qualified in their entirety by reference to such agreements, which are included as Exhibits hereto and incorporated by reference.
Item 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.
The Reporting Persons will receive Common Stock upon conversion of the Series B Convertible Preferred Stock and exercise of the Warrants, in each case, currently held by the Reporting Persons.  The Reporting Persons, however, will be unable to convert the Series B Convertible Preferred Stock or exercise the Warrants until the Stockholder Approval is obtained.
The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, the Stockholder Approval, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, consistent with the provisions of the Registration Rights Agreement (as defined in Item 6 below), sell some or all of the Common Stock on the open market, in privately negotiated transactions, in underwritten offerings or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.

CUSIP No. 02081G102	Page 6 of 8 Pages

L-5 directly holds all 14,682,540 shares of Common Stock reported in this Schedule 13D that will be issuable, following the Stockholder Approval, upon the conversion of the Series B Preferred Stock and exercise of the Warrants held by L-5.

As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of such shares, representing approximately 29.66% of the outstanding shares of Common Stock based upon (i) 25,471,200 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on March 9, 2018, plus (ii) 4,675,209 shares of Common Stock issued in connection with that certain merger transaction as reported on the Issuer’s Form 8-K filed on March 12, 2018, plus (iii) the shares of Common Stock directly held by L-5 as described above, plus (iv) 4,681,349 shares of Common Stock issuable upon conversion of the Series B Preferred Stock not held by L-5 following the Stockholder Approval.  Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein.

(c) Except as described herein, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
Purchase Agreement
The Purchase Agreement provides L-5 the right to appoint (i) up to two members of the Board of Directors of the Issuer (the “Board”) for so long as the L-5 Group (as defined below) continues to hold collectively at least 12.5% of the Issuer’s fully diluted Common Stock, and (ii) one member of the Board for so long as the L-5 Group continues to hold collectively at least 7.5% of the Issuer’s fully diluted Common Stock but less than 12.5% of the Issuer’s fully diluted Common Stock.  The Purchase Agreement also provides that one member of the Board appointed by L-5, as applicable, shall be permitted to attend as an observer any meetings of traditional Board committees.  Concurrent with the execution of the Purchase Agreement, Messrs. Evan Bakst and Jason Hochberg were appointed to the Board by L-5.  There are no family relationships between either of Messrs. Bakst or Hochberg and any director or executive officer of the Issuer, and neither of Messrs. Bakst or Hochberg has any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
Additionally, pursuant to the terms of the Purchase Agreement, (i) the Issuer granted to L-5 and its affiliates and their respective members, stockholders, owners, equity holders and family members (collectively, the “L-5 Group”), so long as the L-5 Group continues to hold collectively at least 12.5% of the Issuer’s fully diluted Common Stock, the right to purchase, on the terms and subject to the conditions set forth in the Purchase Agreement, each such stockholder’s pro rata share of any shares of Common Stock or securities exercisable for or convertible into Common Stock issued by the Issuer, other than such securities issued in any exempt issuance specified in the Purchase Agreement, (ii) from the closing of the transactions contemplated by the Purchase Agreement until the later of 90 days after the effective date of the Resale Registration Statement (as defined below) or the date of the Stockholder Approval, the Issuer is prohibited from issuing, or entering into any agreement to issue, or announcing the issuance or proposed issuance of, any shares of Common Stock or Common Stock equivalents, subject to certain permitted exceptions, and (iii) from the date of the Stockholder Approval through the first anniversary of the effective date of the Resale Registration Statement, if the

CUSIP No. 02081G102	Page 7 of 8 Pages

Issuer issues any shares of Common Stock or Common Stock equivalents, subject to certain permitted exceptions, at a price below the conversion price in respect of the Series B Convertible Preferred Stock on the date Stockholder Approval was obtained (a “Dilutive Issuance”), the Issuer is required to issue an additional number of shares of Common Stock to, among others, L-5 in amount equal to the number of shares of Common Stock L-5 would have received if the Dilutive Issuance occurred prior to the date Stockholder Approval was obtained.
Registration Rights Agreement
Concurrent with the execution of the Purchase Agreement, the Issuer, L-5 and certain other investors (collectively, the “Purchasers”) entered into a registration rights agreement (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) within 30 days after March 8, 2018 for purposes of registering the resale of the shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and the shares of Common Stock issuable upon exercise of the Warrants. The Issuer also agreed to use its best efforts to cause this registration statement to be declared effective by the SEC within 60 days after the closing of the transactions contemplated by the Purchase Agreement (90 days in the event the registration statement is reviewed by the SEC). If the Issuer fails to meet the specified filing deadlines or keep the Resale Registration Statement effective, subject to certain permitted exceptions, the Issuer will be required to pay liquidated damages to the Purchasers. Pursuant to the Registration Rights Agreement, the Issuer gave certain rights to the Purchasers to require the Issuer to cooperate with an underwritten offering of their registered securities, and to “piggyback” on certain offerings by the Issuer. The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses incident to the Issuer’s performance of or compliance with the Registration Rights Agreement.
The description of the Purchase Agreement and the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to such agreements, which are included as Exhibits hereto and incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits.
Exhibit 10.1   Securities Purchase Agreement, dated as of March 8, 2018, among Alphatec Holdings, Inc. and each purchaser named in the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 12, 2018).
Exhibit 10.2   Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of Alphatec Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on March 12, 2018).
Exhibit 10.3   Form of Private Offering Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed on March 12, 2018).
Exhibit 10.4   Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K, filed on March 12, 2018).
Exhibit 10.5   Form of Support Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on March 12, 2018)
Exhibit 99.1
Joint Filing Agreement, dated March 16, 2018, by and among the Reporting Persons.

CUSIP No. 02081G102	Page 8 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 16, 2018

L-5 HEALTHCARE PARTNERS, LLC

By:	/s/ Paul Segal
Name: Paul Segal
Title: Manager

/s/ Paul Segal
Paul Segal